EXHIBIT 21.1 ---- Subsidiaries.

1.	HYD Resources Corporation, a Texas corporation, owns drilling rigs, a workover rig and drilling equipment. We own 100% of HYD Resources Corporation.

2.	Trendsetter Production Company, a Mississippi corporation, is an authorized oil and gas operator in Louisiana. We own 100% of Trendsetter Production Company.

3.	SCS Corporation, a Delaware corporation, is engaged in oil and gas exploration activities located offshore Guinea, West Africa. We own 100% of SCS Corporation.

4.	SCS Guinea SARL, a Guinea limited liability company, manages our business affairs in Guinea. We own 65% of SCSG Guinea SARL.

5.	Guinea Hydrocarbon Resource Corporation, a Belize corporation, is inactive.